Mail Stop 3720

August 3, 2007

Mr. Donald K. Daniel
Senior Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, TN 37130

> **RE:** **National Healthcare Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-13489**

Dear Mr. Daniel:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

     Sincerely,

     Larry Spirgel
     Assistant Director